

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

April 1, 2010

Via U.S. Mail

Mark Gill
Chief Executive Officer
The Film Department Holdings, Inc.
8439 Sunset Boulevard, 2nd Floor
West Hollywood, CA 90069

>   **Re: The Film Department Holdings, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed March 22, 2010**
>   **File No. 333-163514**

Dear Mr. Gill:

        We have reviewed your responses to the comments in our letter dated March 17, 2010 and have the following additional comments.

Use of Proceeds, page 19

1. We note your revision in response to our prior comment no. 6. Please revise further to disclose the particular threshold triggers under the Earthbound production loan agreement.

2. Please reposition the sixth paragraph as one of the bullet uses of proceeds. Your text explains the circumstances under which you may not need to spend the moneys it calls for, but you currently do need to so it is a use of proceeds like the others.

3. Also, revise the second sentence of the third paragraph to clarify what you mean by the company's "productions."

4. Please file the Earthbound production loan agreement with the next amendment.

5. We note your disclosure that "the additional proceeds we receive from <u>Law Abiding Citizen</u>, as well as proceeds we receive from <u>The Rebound</u> and <u>Earthbound</u>, will be available to us for working capital and for general corporate purposes." Please revise to note**,** if true, that the additional proceeds from these productions may be significantly less than the percentage of the proceeds that will be used to repay the second lien notes, therefore reducing the amount of cash available for working capital and general corporate purposes.

<u>HWMP Investment, page 24</u>

6. Please update the second paragraph of this section to disclose whether or not the contribution of $9.36 million through March 8, 2010 was received as expected. This comment also applies to the sixth paragraph on page 37 and the disclosure at the top of page 40.

<u>Management's Discussion and Analysis</u>
<u>Year Ended Dec. 31, 2009 Compared to the Year Ended Dec. 31, 2008</u>
<u>Revenues, page 33</u>

7. We note your disclosure that you have not exploited your distribution rights in the U.S. for <u>The Rebound</u> but expect to receive additional revenues at such time you decide to exploit these rights. In order to present a balanced disclosure, please revise to discuss the costs you expect to incur in connection with the U.S. distribution of this film. Also, please state whether or not the financial metrics outlined on pages 30-32 will apply to <u>The Rebound</u>.

<u>Liquidity and Capital Resources</u>
<u>Default and Forbearance Arrangements, page 37</u>

8. On page 39, we note the revisions to your disclosure in response to our prior comment no. 11. In particular, you state that you expect to receive an additional $12.09 million in receivables which you will use to repay in part the Eton Park outstanding balance. We assume these receivables are related to the expected revenues from <u>Law Abiding Citizen</u>. Please verify that our assumption is correct and clarify your disclosure accordingly.

9. Also, on page 39 we note your revised disclosure to address our prior comment no. 12. You state your plan to recycle funds earned from each film and invest the funds in upcoming films to provide sufficient capital to execute your business plan. Please balance this disclosure with a discussion of the $54.6 million of cash you have used in operations since inception. In addition, it may also be appropriate to discuss the level of profitability that you are estimating for your future films, and the fact that results below expectation may inhibit your ability to execute your business plan over the time period anticipated. In the alternative,

you could include a cross reference to the discussion of "Going Concern" on pages 41-42.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Christopher D. Johnson
        Joseph M. Crabb
        Squire, Sanders & Dempsey L.L.P.
        (602) 253-8129 (*facsimile*)